SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)

TPB Acquisition Corporation I

(Name of Issuer)

Class A ordinary shares, $0.0001 par value per share

(Title of Class of Securities)

G8990L101

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☐   Rule 13d-1(c)

☒   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS TPB Acquisition Sponsor I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,404,074
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,404,074

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,404,074
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.5% (see Item 4 herein)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Delaware limited liability company)

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1	NAMES OF REPORTING PERSONS David Friedberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,404,074
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,404,074

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,404,074
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.5% (see Item 4 herein)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. G8990L101	13 G

Introductory Note: This statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Class A ordinary shares and Class B ordinary shares (together, the “Ordinary shares”) of TPB Acquisition Corporation I (the “Issuer”).

Item 1(a)	Name of Issuer:

TPB Acquisition Sponsor I, LLC

Item 1(b)	Address of Issuer’s principal executive offices:

1 Letterman Drive, Suite A3-1

San Francisco, CA 94129

Items 2(a)	Name of Reporting Persons filing:

TPB Acquisition Sponsor I, LLC
David Friedberg
(together, the “Reporting Persons”)

Item 2(b)	Address or principal business office or, if none, residence:

The address of the principal business office of the Reporting Persons is c/o TPB Acquisition Sponsor I, LLC, 1 Letterman Drive, Suite A3-1, San Francisco, CA 94129.

Item 2(c)	Citizenship:

Name	Citizenship or Place of Organization
TPB Acquisition Sponsor I, LLC	Delaware
David Friedberg	United States of America

Item 2(d)	Title of class of securities: Class A ordinary shares, $0.0001 par value per share

Item 2(e)	CUSIP No.: G8990L101

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filings is a:

Not applicable.

Item 4	Ownership

(a)	Amount Beneficially Owned:

As of December 31, 2021, each of TPB Acquisition Sponsor I, LLC and Mr. Friedberg beneficially owned 4,404,074 ordinary shares held directly by TPB Acquisition Sponsor I, LLC and consisting of 4,404,074 Class B ordinary shares. The Class B ordinary shares, par value $0.0001 per share, will automatically convert into Class A ordinary shares, par value $0.0001 per share, of the Issuer at the time of the Issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment for share splits, share capitalizations, reorganizations, recapitalizations and the like, and certain anti-dilution rights and have no expiration date.

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(b)	Percent of Class:

Based on (i) 18,036,299 shares of the Issuer’s Class A ordinary shares and (ii) 4,509,074 shares of the Issuer’s Class B ordinary shares, in each case, issued and outstanding as November 12, 2021, as reported by the Issuer on Form10-Q for the quarterly period ended September 30, 2021, as filed with the Securities and Exchange Commission on November 15, 2021, each of TPB Acquisition Sponsor I, LLC and David Friedberg beneficially owned 19.5% of the Issuer’s outstanding Class A ordinary shares.

(c)	Number of shares as to which the reporting persons have:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 4,404,074

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 4,404,074

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

Item 6

Ownership of More than Five Percent on Behalf of Another Person

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person Not applicable.

Item 8	Identification and Classification of Members of the Group Not applicable.

Item 9	Notice of Dissolution of Group Not applicable.

Item 10	Certifications Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 14, 2022

TPB Acquisition Sponsor I, LLC

By:	/s/ David Friedberg
Name:	David Friedberg
Title:	Sole Manager

By:	/s/ David Friedberg
Name:	David Friedberg

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Exhibit(s):

Exhibit 99.1:	Joint Filing Statement